INVEST IN **MOXEY**

A community currency ready to scale from 4,000 business users to 400,000 🚀 🚀 🚀

PITCH VIDEO   INVESTOR PANEL



LEAD INVESTOR



Derek Babcock Derek Babcock Business Owner, Entrepreneur

Because I've known Charlie Davis and watched him take numerous concepts from idea to successful venture - I've been eager for an opportunity to invest in his next project. Moxey has taken the age-old barter concept and turned it into something uniquely new and powerful. They've combined the benefits of traditional barter with the convenience of digital payments. When I learned of Moxey it struck me as a brilliant concept that made so much sense, I wished I had thought of it myself! I'm honored and excited to lead this next round of investment in a company I firmly believe in.

Invested $15,000 this round & $1,995 previously

moxeyusa.com   Baton Rouge LA

Technology | Main Street | Software | Payments | Fin Tech

Highlights

1. 500% Monthly Revenue Growth Since Last Raise 🚀
2. Fast-growing network with $175 million in sales of local goods and services already executed. 🚀
3. Used by 4,000+ businesses in 16 cities.
4. Proprietary software processes all transactions via an app, credit card technology, or web interface.
5. Reliable recurring revenue model with a robust growth plan behind it.
6. Founder has previously built successful FinTech, EdTech, and Digital Marketing companies.

6. Founder has previously built successful FinTech, EdTech, and Digital Marketing companies.

7. FinTech is one of the world's fastest-growing sectors, with a 2019 adoption rate of more than 64%, up from 16% in 2015.
8. Our customers believe in us. Backed by 100s of business owner success stories.

Our Team



Charlie Davis President

Entrepreneur, angel investor and father of four amazing kids. Charlie has previously built successful companies in the FinTech, EdTech and Digital Marketing sectors.

Local business owners are often treated unfairly. They are the backbone of the American economy but too often the game is rigged to benefit large corporations and massive financial interests. Moxey levels the playing field and helps local business get better access to credit and markets.



Jack Heaton Chief Technology Officer

A decade working as a healthcare technology consultant with a focus on finance and compliance. Jack of all trades developer.



Chip Davis Founder & Executive Vice President

Chip has over 20 years leadership experience in the barter/trade exchange business. He is the founder of TradeAuthority LLC now doing business as Moxey. Prior to that, Chip spent 24 years as a franchisee in the education space.



Aimee Supp VP of Sales & Marketing

Developed global sales teams. Led strategic marketing initiatives on multiple continents. Spent the past five years on growth strategies for mutual credit networks. 20 years of relationship management. Lead with heart, take the long view.



Warren Sager VP of Operations

Warren has successfully started, scaled, and sold four companies over his entrepreneurial career. His top skill is in operational efficiency. Warren's skills places an emphasis on planning, leadership development, and team alignment.

Why Moxey?


A NEW FINANCIAL TOOL THAT
SHOULD BE IN EVERYONE'S TOOLBOX.

Moxey is where innovative FinTech and social good meet. Our fast-growing, proprietary platform gives small business owners access to an interest-free line of credit while driving new customer acquisition.




MOXEY

It can be rough out there for small business owners. In a game rigged to benefit large corporations and massive financial interests, the backbone of the American economy is often left behind. Most small businesses face two major obstacles: getting access to credit, and finding new customers.


"
82% OF BUSINESSES FAIL
BECAUSE OF INCONSISTENT OR
INSUFFICIENT CASH FLOW."
-FUNDERA


A majority of ALL businesses struggle with these
CORE PROBLEMS
New Customers
Customer acquisition is a fundamental challenge for most small businesses.
Expiring Inventory
Selling expiring inventory or leveraging underutilized assets is a critical need in many industries.
Access to Credit
Poor cash flow can cripple a company faster than anything else.


WE DRIVE GROWTH WITH A
NEW TAKE ON THE BARTER SYSTEM.

Moxey is a network that helps small businesses support other small businesses while growing their revenues. Using our proprietary FinTech platform and a

modern twist on the barter system, we provide business owners with access to much-needed credit and a new community of incentivized customers.


Most businesses can benefit from
OUR SOLUTIONS
New Customers
Moxey participants are heavily incentivized to purchase from other Moxey members before even considering non-members.
Expiring Inventory
Members are able to sell their products & services - creating value from what would otherwise have been lost forever.
Access to Credit
We provide an interest free line of credit to be spent anywhere inside the Moxey community.


THE PROOF
IS OUR TRACTION.

Moxey isn't just a concept. We've proven our platform through the $175M+ in sales facilitated through our network. To date, we're partnered with 4,000+ small businesses, and we're available in 16 cities across 4 states. A growing number of business owners benefit immensely from our system, and we're confident that we can continue on this track to put Moxey in every city, worldwide.


Complete Technology Stack
Easy to use
1 Swipe Card Technology
2 App with Contactless Payment Technology
3 Web Based Point of Sale Technology
MOXEY
✓Get Discovered
✓Pay Bills
✓Check Balances
Our app provides instant access to the member directory and your account balance info, as well as a convenient way to pay OR charge another member.

Moxey's unique ability to manage the allocation of credit inside the network is one of our most distinguishing assets. Our proprietary system maintains the stability and strength of the currency and includes contactless payment technology and a web-based point of sale system.



POSITIONED IN A FAST-GROWING GLOBAL MARKET.

The time is right for Moxey: between the ever-evolving power of smartphones, a growing fascination with alternative currencies, and a newfound interest in supporting local small businesses, Moxey is perfectly positioned for exponential growth, NOW.


FinTech is one of the fastest growing markets in the world...
Among these segments, the payment/ billing services segment is expected to drive major growth in the global market, leading to a revenue generation of USD $207.11 B by 2023
$300B+ Global market forecast by 2025 at 22.17 CAGR
This graphic contains forward-looking projections that cannot be guaranteed.

WE KNOW HOW TO BUILD SUCCESSFUL BUSINESSES.

The Moxey team: an unbeatable combination of leadership experience in the trade exchange business, sales and marketing, and an extensive background of launching and scaling companies in multiple sectors. This team holds the potential to scale Moxey to epic levels.


Meet Our Team
Uniquely Equipped to Succeed
Charlie Davis
President
Founder of Liquid Ventures, multiple startups & exits; chief architect of our patent pending credit allocation system.
Chip Davis
Operations
Founder of Moxey network & developer of the utilized management software & cash reserve accounts.
20+ years of barter exchange experience.
Warren Sager
Operations
Serial entrepreneur & business coach; most recently purchased, fixed and sold a custom manufacturing company.
Jack Heaton
Technology
LA decade working as a healthcare technology consultant with a focus on finance and compliance. Jack of all trades developer.
Aimee Supp
Sales & Marketing
Led marketing initiatives on multiple continents, spent the past six years on growth strategies for mutual credit networks.

RELIABLE RECURRING REVENUE MODEL.

We charge a 10% commission on all revenue created by Moxey. This replaces any costs associated with advertising, sales commissions, transaction fees and financing for business owners, and provides us and our investors with a steady stream of revenue that will only keep growing.


WE'RE MAKING REVENUE TODAY
From every Moxey transaction,
the network earns a 10% commission.
And we have even more future revenue channels...
Business Services
Online Consumer Transactions
Financial Services

ROBUST GROWTH PLAN TO $100M+

Moxey represents a paradigm shift in how local businesses fund their growth and sell unused inventory. As our network grows in size and strength, it will become harder and harder for future competitors to catch up, and we will continue to grow—exponentially.


YOY REVENUE PROJECTIONS
$14M
$12M
$10M
$8M
$6M
$4M
$2M


$M
2021
2022
2023
2024
2025
This chart contains forward-looking projections that cannot be guaranteed


IN THE WORDS OF
OUR CUSTOMERS...

We're in the business of making a difference, and we have the backing of our entire small business network. In the words of our customers, here's why Moxey is the right investment:


MOXEY 901 Spotlight: The Butcher Shop
from New School Media
SIMPSON HUGHES
01:10


MOXEY 901 Spotlight: Eastgate Animal Clinic
from New School Media
DR. RODNEY BALTHROP
00:57


The Wellness Corner: Moxey Testimonial
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THE TIME
IS NOW.

When you invest in Moxey now, you lock-in your stake at our current valuation—before we scale nationally and internationally. We have the tech, we have the team, and we have the passion—now all we need is you


INVEST IN
MOXEY®
More Customers. Better Cash Flow.


PSSST:
WE HAVE PERKS!

Your investment in Moxey comes with perks! Here's what you'll get:


$300+
Exclusive EMERALD Moxey Shareholder Card (swipe card)


$500+
Moxey T-Shirt
Exclusive EMERALD Moxey Shareholder Card (swipe card)

$1,000+

- Exclusive GOLD Moxey Shareholder Card (swipe card)
- Moxey T-Shirt

$2,500+

- Shoutout on our Social Media as an investor
- Exclusive GOLD Moxey Shareholder Card (swipe card)
- Moxey T-Shirt

$5,000+

- 1 hour Zoom Call with Moxey Executives
- Shoutout on our Social Media as an investor
- Exclusive GOLD Moxey Shareholder Card (swipe card)
- Moxey T-Shirt

$10,000+

- Invitation to Exclusive Dinner in New Orleans (travel & lodging not included)
- 1 hour Zoom Call with Moxey Executives
- Shoutout on our Social Media as an investor
- Exclusive GOLD Moxey Shareholder Card (swipe card)
- Moxey T-Shirt

WANT MORE INSIGHT INTO WHAT MOXEY IS AND HOW IT WORKS?

Moxey isn't easily explained in a few words, so we'd love to show instead of tell

you how our business works. Here's the complete scoop

What Is It and How Does It Work?

This short video is a great explanation to the basic question, **What is Moxey?**


What Is Moxey
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What is
Moxey?
MOXEY
Watch on YouTube

And for a more in-depth video on **How Moxey Works**, watch this one:


MOXEY - How Does Moxey Work?
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1
Doug's
SEAFOOD
Watch on YouTube
MOXEY